UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                  ICAGEN, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    45104P104
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                                 (CUSIP Number)

                               David C. Cavailier
                        Xmark Opportuntity Partners, LLC
                           90 Grove Street, Suite 201
                              Ridgefield, CT 06877
                                 203-588-2808
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 11, 2009
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     45104P104
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                 Xmark Opportunity Partners, LLC
                 20-2052197
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)               Not
            (b)            Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   United States

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     Number of                          7)  Sole Voting Power:        4,266,375*
                                            ------------------------------------
     Shares Beneficially                8)  Shared Voting Power:
                                            ------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   4,266,375*
                                            ------------------------------------
     Person With                       10)  Shared Dispositive Power:
                                            ------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   4,266,375*

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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):     9.1%*

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14)  Type of Reporting Person (See Instructions):  IA

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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Icagen, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. David
C. Cavalier and Mitchell D. Kaye, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and
investment  power  with  respect  to  all  securities   beneficially   owned  by
Opportunity Partners.

As of January 11, 2009, Opportunity LP held 1,219,475 shares of Common Stock, $0.001 par value per share (the "Common Shares"), of the Company and Opportunity Ltd held 3,046,900 Common Shares of the Company. Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 Common Shares of the Company issued and outstanding as of October 31, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 4,266,375 Common Shares of the Company, or 9.1% of the Common Shares of the Company deemed issued and outstanding as of January 11, 2009. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP and Opportunity Ltd, if any.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following at the end thereof:

          All funds used to purchase the Common Shares in the purchase transactions described in Item 5, as amended, on behalf of the Funds have come directly from the assets of the Funds. See Item 5 for further information.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following at the end thereof:

          On January 11, 2009, Opportunity Partners sent the following letter to the Board of Directors of the Company:

VIA E-MAIL

Board of Directors
Icagen, Inc.
4222 Emperor Boulevard
Suite 350
Durham, NC  27703

Lady and Gentlemen:

          Xmark Opportunity Partners, LLC ("Opportunity Partners" or "we" or "us" or "our") is the sole member of the investment manager of Xmark Opportunity Fund, L.P. and Xmark Opportunity Fund, Ltd. (together, the "Xmark Funds"). As you are aware, the Xmark Funds are significant shareholders in Icagen, Inc. (the "Company").


          As you also are aware, on September 26, 2008, Opportunity Partners filed a Schedule 13D (the "13D") announcing its intention to evaluate closely the performance of the common shares of the Company, including, without limitation, analyzing and assessing the Company's business, assets, operations, financial condition, capital structure, management and prospects, as well as the fact that it may, from time to time, evaluate various options in order to attempt to influence the performance of the Company and the activities of its Board of Directors. On December 1, 2008, Opportunity Partners filed Amendment No. 1 to the 13D ("13D Amendment No. 1") disclosing the text of a letter, dated November 29, 2008 ("Letter 1"), that it had sent to the Board of Directors that detailed, among other items, (a) our efforts to observe a meeting of the Board of Directors, (b) the Xmark Funds' accumulation of the Company's common shares and (c) our strong belief that an extraordinary transaction is in the best interest of the Company and its shareholders.

          On December 2, 2008, just day(s) after we sent Letter 1 and filed 13D Amendment No. 1, the Board of Directors adopted a poison pill. To us, the timing of this move is curious and disturbing to say the least. We strongly believe that this poison pill will deter buyers from the Company to the detriment of the Company's shareholders and to the benefit of existing management. In adopting the poison pill, the Board only reinforced our long-standing belief that management is entrenched and the Board is out of touch. Moreover, management and the Board have not recently announced any cost-cutting initiatives, at a time when companies all over the world, in every industry, are cutting costs aggressively. And, the Company has made only immaterial changes to its material employment agreements.

          After receiving Letter 1, the Company offered us an opportunity to sign a set of confidentiality agreements to allow us to evaluate steps, if any, that management has taken from a strategic perspective. Unfortunately, we believe that the conditions of this offer rendered it hollow and illusory. Specifically, the Company conditioned its disclosure of the Company's strategic plans upon our (i) essentially agreeing to lock-up the shares owned by the Xmark Funds (which we always have been willing to do) and (ii) agreeing to remain silent in the public market (including no proxy battle), for a period potentially extending through the next annual meeting (June 2009). The Company attempted to secure our silence. The proposed confidentiality agreements would have undermined a key purpose of our request -- to speak out and take action if we found that management and the Board are not acting responsibly and in the best interests of the Company's shareholders.

          Rather than walk away from the table, we sought middle ground and responded to the Company's offer with a compromise in the alternative: (x) we would agree to lock up the shares owned by the Xmark Funds and remain silent in the public market through the next annual meeting if the Company allowed us to attend a single meeting of the Board or (y) we would agree to a lock up for a period of four (4) months, so that we would be able to speak at the next annual meeting. In our view, this was a reasonable compromise. We wanted a voice; the forum for our voice -- the marketplace or the boardroom -- was up to the Company. The Company flatly rejected this proposal.

          From this experience, we believe that management and the Board have little or no interest in benefiting the Company's shareholders. The Company has taken action to quell public market activity in its shares, while also requesting silence from its most active shareholder. We continue to be amazed by the behavior of the Board, one that includes luminaries such as Dr. Charles A. Sanders, Lead Director of Genentech, Inc., Anthony B. Evnin, Managing General Partner of Venrock Associates, and Dr. Dennis B. Gillings, Chairman and Chief Executive Officer of Quintiles Transnational Corp., but, perhaps, nothing should amaze us at this point.

          Again, please be advised that if the Company decides to raise capital in a dilutive offering, we will evaluate all available options to protect the interests of our limited partners and shareholders, including, inter alia, commencing legal proceedings against the Company to seek rescission of such a transaction and/or damages, as well as an action against the Board for breach of fiduciary duty.

Respectfully submitted,

XMARK OPPORTUNITY PARTNERS, LLC

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange
Commission on November 10, 2008, there were 46,904,839 Common Shares of the Company issued and outstanding as of October 31, 2008.

          As of January 11, 2009, Opportunity LP held 1,219,475 Common Shares of the Company and Opportunity Ltd held 3,046,900 Common Shares of the Company.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Cavalier and Kaye share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 4,266,375 Common Shares of the Company, or 9.1% of the Common Shares of the Company deemed issued and outstanding as of January 11, 2009.

          The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were effected by the Funds in ordinary brokerage transactions), since the transactions reported in Item 5 of Opportunity Partners' most recent Schedule 13D filing on December 1, 2008:


                    Type of           Number                          Price per
     Date         Transaction       of Shares      Security Type      Share ($)
     ----         -----------       ---------      -------------      ----------

   12/08/2008     Purchase           10,000        Common Shares      $0.7303
   12/10/2008     Purchase           10,000        Common Shares      $0.6200
   12/24/2008     Purchase           20,000        Common Shares      $0.4540
   12/26/2008     Purchase           20,000        Common Shares      $0.4603
   12/29/2008     Purchase           15,000        Common Shares      $0.4505
   12/30/2008     Purchase           15,000        Common Shares      $0.4487
   12/31/2008     Purchase          125,000        Common Shares      $0.5329

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 2009                              XMARK OPPORTUNITY PARTNERS, LLC
                                              By:  XMARK CAPITAL PARTNERS, LLC,
                                                   its Managing Member

                                              By:     /s/ David C. Cavalier
                                                 -------------------------------
                                              Name:    David C. Cavalier
                                              Title:   Co-Managing Member



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).